

February 5, 2025

Sze Ho Chan
Chief Executive Officer and Interim Chief Financial Officer
Garden Stage Limited
30th Floor, China Insurance Group Building
141 Des Voeux Road Central
Central, Hong Kong

      Re: Garden Stage Limited
             Form 20-F for the Fiscal Year Ended March 31, 2024
             File No. 001-41879

Dear Sze Ho Chan:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Crypto Assets

cc: William S. Rosenstadt